CUSIP No. 743815102 (Common Stock)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

The Providence Service Corporation

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

743815102

(CUSIP Number)

Christopher Shackelton/Adam Gray

Metro Center

1 Station Place, 7th Floor South

Stamford, CT 06902

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections  240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743815102 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,888,905 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,888,905 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,888,905 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 27.4%(1)
14.	Type of Reporting Person (See Instructions) IA

(1)	Includes 1,920,545 shares of common stock, par value $0.001 per share (“Common Stock”) that could be obtained upon the conversion shares of shares of Series A Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 743815102 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,121,167 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,121,167 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,121,167 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.8 (1)%
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 1,724,962 shares of Common Stock that could be obtained upon the conversion shares of shares of Series A Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 743815102 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,131,007 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,131,007 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,131,007 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.7% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 1,032,315 shares of Common Stock that could be obtained upon the conversion shares of shares of Series A Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 743815102 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 466,011 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 466,011 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 466,601 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.4%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 168,498 shares of Common Stock that could be obtained upon the conversion shares of shares of Series A Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 743815102 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Co-Invest, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 524,149 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 524,149 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 524,149 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.7%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Consists of shares of Common Stock that could be obtained upon the conversion shares of shares of Series A Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 743815102 (Common Stock)

1.	Names of Reporting Persons. Adam Gray
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,888,905 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,888,905 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,888,905 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 27.4%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 1,920,545 shares of Common Stock that could be obtained upon the conversion shares of shares of Series A Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 743815102 (Common Stock)

1.	Names of Reporting Persons. Christopher Shackelton
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,888,905 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,888,905 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,888,905 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 27.4%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 1,920,545 shares of Common Stock that could be obtained upon the conversion shares of shares of Series A Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 743815102 (Common Stock)

Explanatory Note: This Amendment No. 8 (this “Amendment”), to the Schedule 13D (the “Initial 13D”) filed by the Filers with the Securities and Exchange Commission on July 30, 2012, as amended and supplemented by Amendment No. 1 to the Initial 13D filed on August 20, 2012, Amendment No. 2 to the Initial 13D filed on September 13, 2012, Amendment No. 3 to the Initial 13D filed on November 28, 2012, Amendment No. 4 to the Initial 13D filed on August 15, 2013, Amendment No. 5 to the Initial 13D filed on October 28, 2014, Amendment No. 6 to the Initial 13D filed on February 23, 2015, and Amendment No. 7 to the Initial 13D filed on March 16, 2015, amends and supplements the items set forth herein.

As used in this statement, the term “Filers” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Coliseum Capital Partners II, L.P., a Delaware limited partnership (“CCP2”);

•	Coliseum Capital Co-Invest, L.P., a Delaware limited partnership (“CCC”);

•	Adam Gray (“Gray”); and

•	Christopher Shackelton, a director of the Issuer (“Shackelton”).

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and replaced in its entirety with the following:

The information relating to the beneficial ownership of Common Stock by each of the Filers set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 13,500,436 shares of Common Stock outstanding as of March 6, 2017, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, as filed with the Securities and Exchange Commission on March 10, 2017.

The Filers have not effected any transactions in the Common Stock in the sixty days preceding the filing of this Amendment.

CUSIP No. 743815102 (Common Stock)

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2017

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CAPITAL, LLC

By:	/s/ Thomas Sparta	By:	/s/ Thomas Sparta
	Thomas Sparta, Attorney-in-fact		Thomas Sparta, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.		COLISEUM CAPITAL PARTNERS II, L.P.

By: Coliseum Capital, LLC, General Partner		By: Coliseum Capital, LLC, General Partner

By:	/s/ Thomas Sparta	By:	/s/ Thomas Sparta
	Thomas Sparta, Attorney-in-fact		Thomas Sparta, Attorney-in-fact

COLISEUM CAPITAL CO-INVEST, L.P.		ADAM GRAY

By: Coliseum Capital, LLC, General Partner

By:	/s/ Thomas Sparta	By:	/s/ Thomas Sparta
	Thomas Sparta, Attorney-in-fact		Thomas Sparta, Attorney-in-fact

CHRISTOPHER SHACKELTON

By:	/s/ Thomas Sparta
Thomas Sparta, Attorney-in-fact